Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

13 March 2019 Amcor and Bemis transaction update

Disclaimer Cautionary Statement Regarding Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Amcor plc (f/k/a Arctic Jersey Limited) (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’ and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2018 Principal Risks” section of Amcor’s Annual Report 2018; and other risks and uncertainties discussed in Bemis’ filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’ annual report on Form 10-K for the fiscal year ended December 31, 2018. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). 2

Disclaimer continued Cautionary Statement Regarding Forward-Looking Statements cont. You can obtain copies of Bemis’ filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Legal Disclosures No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Important Information Will Be Filed with the SEC and registered with ASIC In connection with the contemplated transactions, New Amcor will file a Registration Statement on Form S-4 (S-4) with the SEC that includes a preliminary form joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and will contain important information about the contemplated transactions. The S-4 has not yet been declared effective by the SEC. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders may obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov). In connection with the scheme of arrangement, which is part of the contemplated transaction, Amcor has registered a Scheme Booklet with ASIC that includes an independent expert’s report and a notice of scheme meeting. The Scheme Booklet is an important document and should be read carefully and in its entirety before Amcor shareholders decide how to vote at the scheme meeting. A copy of the Scheme Booklet will be sent to Amcor shareholders and will otherwise be available on the ASX’s website (www.asx.com.au). Participants in the Solicitation Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’ directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2018, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s directors and executive officers is set forth in its Annual Report 2018, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC. Not financial product advice This presentation is for information purposes only and is not financial product or investment advice or a recommendation to acquire securities in any of Amcor, Amcor plc or Bemis and has been prepared without taking into account the objectives, financial situation or needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek legal and taxation advice appropriate to their jurisdictions. Statements made in this presentation are made as at the date of the presentation unless otherwise stated. 3

Further information for shareholders Under the proposed combined structure, upon closing, Amcor plc will establish a primary listing on the New York Stock Exchange and will have a listing on the Australian Securities Exchange. A Scheme Booklet and Registration Statement on Form S-4 (S-4) are expected to be made available to shareholders today, based on filing requirements in Australia and the US. Amcor shareholders should carefully read the Scheme Booklet prepared in relation to the transaction in its entirety before deciding how to vote on the Scheme of Arrangement that is part of the transaction. Bemis shareholders should carefully read the S-4, and any other relevant documents filed by Amcor plc or Bemis Company Inc before making any voting or investment decision. This presentation does not contain all of the information contained in the Scheme Booklet and S-4. For example Section 1.2 of the Scheme Booklet outlines the disadvantages of the transaction and section 7 of the Scheme Booklet contains certain risk considerations relating to the transaction that should also be considered by Amcor shareholders, and the ‘Risk Factors’ section of the S-4 outlines the risks relating to the transaction that should also be considered by Bemis shareholders. 4

Amcor and Bemis transaction Further, important progress towards completion announced today Filing of shareholder documentation Scheme Booklet expected to be registered with the Australian Securities and Investments Commission (ASIC) and lodged with the ASX later today Preliminary Registration Statement on Form S-41 (S-4) will be filed with the US Securities and Exchange Commission (SEC) today These documents include notices of shareholder meetings, proxy information, historical financial information, details of expected key dates and Amcor plc Board of Directors appointments Senior Leadership appointments announced today Thorough process undertaken to evaluate the management talent from both companies as well as external candidates High calibre leadership team with depth of expertise (1) S-4 available under company filings for Amcor plc and has not yet been declared effective by the SEC. 5

Highlights 6 1 Transaction overview and key dates Compelling strategic rationale Significant value creation opportunity 2 3 Substantial progress towards close 4

Transaction overview Unanimously recommended by the Boards of Directors of both companies Key Terms All stock acquisition of Bemis at a fixed exchange ratio of 5.1 shares for each existing share of Bemis Amcor and Bemis shareholders expected to own approximately 71% and 29%, respectively, of the combined company Effected through a merger of Amcor and Bemis into a newly created holding company (‘Amcor plc’) incorporated in Jersey, Channel Islands, with an expected tax domicile in the UK Amcor will be listed on both the NYSE and the ASX Closing of the transaction is conditional upon the satisfaction of certain conditions including Amcor and Bemis shareholder approval and remaining regulatory approvals Expected key dates1 Scheme Booklet expected to be registered with ASIC and lodged with ASX S-4 filed with the SEC S-4 expected to be declared effective by the SEC Amcor shareholder meeting Bemis shareholder meeting Expected completion date Wednesday 13 March 2019 Tuesday 12 March 2019* Wednesday 27 March 2019* Thursday 2 May 2019 Thursday 2 May 2019* Wednesday 15 May 2019 (1) Dates reference Melbourne, Australia time unless otherwise indicated. The transaction and the timing estimates contained in this announcement are subject to certain approvals and closing conditions, including court approval and antitrust clearance. These dates are subject to change and reasonable notice of any such variation will be provided. No assurance can be given that the closing will occur within this timeframe or at all. * US Eastern Time. 7

Amcor and Bemis Combination to create the global leader in consumer packaging ...Stronger value proposition for customers, employees and the environment Substantial value creation expected for all shareholders Two proud histories, one great future 8

Amcor and Bemis: Creating the global leader in consumer packaging



Global leader in Flexible Packaging



Leader in Rigid Containers in the Americas region



Global leader in Specialty Cartons



Sizeable player in global Closures

~US$13bn
COMBINED SALES

~US$2.1bn
COMBINED PBITDA[1]

>US$1.2bn
COMBINED CASH FLOW[2]

1. Based on combined US GAAP Adjusted PBITDA for FY18 and includes an expected US$180 million of annual pre tax cost synergies. Refer slide 21.
2. Based on combined operating cash flow (before capital expenditures, acquisitions and dividends) for the year ended June 30, 2018.

amcor 9

Highlights 10 2 Transaction overview and key dates Compelling strategic rationale Significant value creation opportunity 1 3 Substantial progress towards close 4

Strategic rationale Best-in-class capabilities Global footprint Greater scale Attractive end markets Sustainability commitment Depth of management talent Stronger value proposition for customers, employees and the environment 11

Global flexible packaging footprint USD 9bn ~160 plants USD 5bn ~110 plants USD 4bn ~50 plants Amcor Flexibles1 Bemis2 Combined global flexible packaging footprint Based on revenues for the year ended 30 June 2018, excluding specialty cartons Amcor management estimates based on Bemis revenues for the year ended 30 June 2018 12 37% 10% 16% 37% North America Latin America Asia Pacific Europe, Middle East and Africa 9% 7% 24% 60% 74% 13% 5% 8%

Flexible packaging leadership positions and scale in all key regions 13 Note: Revenue in USD billion and based on revenues for the year ended 30 June 2018; Amcor revenues exclude specialty cartons; Bemis amounts based on Amcor estimates 0.5 3.3 2.9 Amcor Bemis Combined company Flexibles North America 0.4 0.9 0.5 Amcor Bemis Combined company Flexibles Latin America 1.2 1.4 0.2 Amcor Bemis Combined company Flexibles Asia 3.0 3.3 0.3 Amcor Bemis Combined company Flexibles Europe

The Amcor Way: Differentiated capabilities to drive competitive advantage and financial impact Strong relationships with Global Key Accounts Long history of profitable emerging markets participation Track record of growth through acquisition Amcor brings: 14 Amcor Flexibles segment % PBIT return on sales Commercial Excellence – profitability analysis, mix optimisation, key account management Operational Leadership – procurement savings, TCO benefits Cash and Capital Discipline – working capital, M&A, synergy capture evolving over time contributing to the bottom line Complementary best-in-class capabilities 4 5 6 7 8 9 10 11 12 13 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Alcan Amcor

Material science and technology R&D resources and infrastructure, incl. Innovation Centre Strong relationships with key customers Long history of profitable participation in attractive end markets Complementary best-in-class capabilities cont. Bemis brings: 15 Bemis US Packaging CY18: USD 2.7 bn sales, 13.3% margin Rising protein consumption Longer shelf life – higher barrier requirements On-going conversion from glass and metal Greater packaging functionality - higher performance materials Bemis Innovation Centre Barrier films Protein packaging Global growth drivers Meat & Cheese Liquids Meat & cheese Dairy & liquids Specialty food & meals Other food Beverage wraps Other non-food

New Plastics Economy Global Commitment Flexibles R&D Centre of Excellence Several new products Multiple partnerships Newly created role - Amcor Flexibles Chief Technology Officer Bemis material science and technology capabilities Sustainability: Capturing the opportunity 16 We are the first packaging company pledging to develop all packaging to be recyclable or reusable by 2025 Significantly increase our use of recycled materials in our packaging Work with others to drive consistently greater worldwide recycling of packaging Develop all our packaging to be recyclable or reusable by 2025 2018 – Our Pledge 2019 – Momentum building

Talented and experienced team of Business Group Presidents 17 Peter Konieczny President Amcor Flexibles Europe, Middle East and Africa Aluisio Fonseca1 President Amcor Flexibles Latin America Fred Stephan1 President Amcor Flexibles North America Michael Zacka President Amcor Flexibles Asia Pacific Jerzy Czubak President Amcor Specialty Cartons Eric Roegner President Amcor Rigid Plastics (1) Appointments will take effect upon completion of the transaction.

Highlights 18 3 Transaction overview and key dates Compelling strategic rationale Significant value creation opportunity 1 2 Substantial progress towards close 4

19 Substantial value creation expected for all shareholders Financial rationale Compelling transaction financial metrics Stronger financial profile going forward Greater liquidity for investors Cash and tax free1 Refer footnote 4, slide 22.

Significant cost synergy benefits Substantial expected cost synergy opportunity of USD 180 million p.a. (4-5% of Bemis sales)1 Incremental to Bemis’ “Agility” improvement plan 40% 20% 40% 100% Generated from the following areas: 20 Estimated USD 180 million pre-tax annual cost synergies Estimated realization (USDm): 65 130 180 Year 1 Year 2 Year 3 Procurement Operations G&A & other costs Total cost synergies

Stronger financial profile going forward 21 Stronger earnings and cash generation expected 1.4bn 0.6bn 180m 2.1bn Higher margins Stronger growth potential Combined annual operating cash flow >USD 1.2 billion1 Competitive, progressive dividend Expected to increase over time Investment grade balance sheet Immediate balance sheet capacity for further investment or share buy-backs Refer footnote 2, slide 9. Refer slides 30 and 31 for reconciliations of non-GAAP financial measures. 2 2 Amcor Bemis Synergies Proforma PBITDA FY18 proforma Adjusted PBITDA (USD)

Greater liquidity and cash and tax free

Two major global listings

- Two major global listings – NYSE and ASX (via CDIs)[1]
  - Existing Amcor shareholders can elect to receive CDIs or NYSE shares
  - Fully fungible NYSE shares and CDIs[2]
  - NYSE ticker – AMCR; ASX ticker - AMC



Amcor Shareholders
ASX listed CDIs or NYSE listed common stock
Bemis Shareholders
NYSE listed common stock
~71% of Amcor plc
~29% of Amcor plc
Amcor plc

Increased index weighting

- Expected inclusion and strong weighting in the S&P500 and S&P/ASX200 indices[3]

Cash and tax free

- All-stock transaction
- No cash contribution from shareholders
- Tax free exchange[4]

amcor

1. Primary listing on the NYSE with ASX listing in the form of CHESS Depositary Interests (CDIs)
2. Shareholders can easily change holding between NYSE shares and CDIs (and vice versa)
3. Index inclusion and timing is subject to determination by the relevant index committee
4. The transaction is tax free for Amcor Shareholders (other than Ineligible Foreign Shareholders) and Bemis Shareholders. Refer Section 9 of the Scheme Booklet and "The Transaction – Material U.S., U.K. and Jersey Income Tax Considerations" of the S-4

22

Highlights 23 4 Transaction overview and key dates Compelling strategic rationale Significant value creation opportunity 1 2 Substantial progress towards close 3

Substantial progress towards closing 24 Key Dates Amcor and Bemis Shareholder meetings planned for Thursday 2 May 2019 Transaction expected to be implemented on Wednesday 15 May 2019 Shareholder documentation Filed with regulators in Australia and the US on or before 13 March 2019 Amcor adjusted US GAAP earnings not materially different to underlying IFRS Regulatory approvals Transaction remains subject to approvals in the US and Brazil. Advanced discussions in both jurisdictions Collective potential remedies expected to represent an immaterial proportion of combined sales1 and would not impact the expected USD 180 million of annual net cost synergies Board of Directors and Senior Leadership Senior Leadership appointments announced today Board of Directors announced Integration Management Office Created and staffed with 20 full time Bemis and Amcor team members Development of detailed integration plans underway (1) Discussions with US and Brazilian regulators include the potential for required remedies. Inclusive of remedies required and announced by the European Commission on 11 February 2019, collective potential remedies would represent an immaterial proportion of the total sales for the combined company and would not impact the USD 180 million of annual net cost synergies expected to be delivered by the end of the third year following completion.

Amcor and Bemis combination Appendix slides

Strategic rationale Global footprint Unique, truly global flexible packaging supplier Comprehensive flexible packaging footprint across all key regions Broad and profitable emerging markets business ~US$3.7 billion sales in ~30 countries Greater scale Increased resources to better serve customers in every region Leadership positions in all key regions Attractive end markets Enhanced growth profile from greater global participation in protein and healthcare packaging Leverage innovative technologies in barrier films and foils Best-in-class capabilities Operating and innovation capabilities Global deployment of industry-leading commercial, operational and R&D capabilities Sustainability commitment Continued strong commitment to environmental sustainability Enhanced capabilities to develop all recyclable or reusable packaging products by 2025 Depth of management talent Greater depth of talent and ability to leverage the management teams of both companies Stronger value proposition for customers, employees and the environment 26

Financial rationale

Substantial value creation expected for all shareholders

Compelling transaction metrics	• All-stock acquisition at an implied value in line with Amcor's trading EV/PBITDA multiple, pre synergies • US$180 million of pre-tax annual cost synergies by the end of year 3[1] • Double digit proforma EPS accretion for all shareholders[2] • Double digit returns in excess of Amcor's WACC
Stronger financial profile going forward	• Combined revenue of more than US$13 billion and PBITDA of US$2.1 billion[3] • Combined estimated market capitalisation of US$17 billion • Higher margins through the delivery of expected cost synergies • Potential to grow at higher rates over the long term through a stronger customer value proposition and increased exposures to attractive end markets • Annual operating cash flow of >US$1.2 billion[4] • Investment grade balance sheet with immediate capacity for further investment or share buy backs
Greater liquidity for investors	• Two major global listings – NYSE and ASX • Expected inclusion in the S&P500 and S&P / ASX 200 indexes[5]
Cash and tax free	• In a share for share exchange[6]

amcor

1. Incremental to Bemis' "Agility" improvement plan
2. Excludes the impact of purchase price accounting. Based on reported financials for Amcor and Bemis for year ended 30 June 2018. Includes US$180 million pre-tax annual net cost synergies
3. Includes US$180 million pre-tax cost synergies. Does not include the estimated integration costs or compensation and transaction costs
4. Refer footnote 2, slide 9
5. Refer footnote 3, slide 22
6. Refer footnote 4, slide 22

27

Board of Directors 28 Graeme Liebelt Independent Non Executive Director and Chairman Ron Delia Managing Director and Chief Executive Officer Armin Meyer Independent Non Executive Director and Deputy Chairman Paul Brasher Independent Non Executive Director Eva Cheng Independent Non Executive Director Karen Guerra Independent Non Executive Director Tom Long Independent Non Executive Director Arun Nayar Independent Non Executive Director Jeremy Sutcliffe Independent Non Executive Director David Szczupak Independent Non Executive Director Philip Weaver Independent Non Executive Director Note: Appointment of current Bemis directors (Arun Nayar, David Szczupak and Philip Weaver) will take effect upon completion of the transaction.

Reconciliations of US GAAP to Adjusted US GAAP financial information

Reconciliations of non-GAAP financial measures 30 Included in this presentation are measures of financial performance that are not defined by U.S. GAAP. Each of these measures is used in evaluating Amcor’s operating performance and certain of the measures are used as a component of Amcor’s Board of Directors’ measurement of Amcor’s performance for incentive compensation purposes. Amcor’s management and board of directors believe that these non-GAAP financial measures are useful to enable investors to perform comparisons of current and historical performance of Amcor. These non-GAAP financial measures adjust for factors that are unusual, infrequent or non-recurring or represent non-cash items. These measures exclude the following items: material restructuring programs, including associated costs such as employee severance, pension and related benefits, impairment of property and equipment and other assets, including estimates of net realizable value, accelerated depreciation, termination payments for contracts and leases, contractual obligations and any other qualifying costs related to the restructuring plan; impairments of goodwill and equity method investments; material acquisition transaction costs such as due diligence expenses, professional and legal fees and integration costs; material purchase accounting adjustments for inventory; amortization of acquired intangible assets from business combinations; impact of economic net investment hedging activities not qualifying for hedge accounting; impacts from deconsolidation of subsidiaries; impacts from hyperinflation accounting; and material impacts from pension settlements. For each of these non-GAAP financial measures, a reconciliation of the differences between the non-GAAP financial measure and the most directly comparable U.S. GAAP financial measure has been provided in slide 31. These non-GAAP financial measures should not be construed as an alternative to results determined in accordance with U.S. GAAP.

Reconciliations of non-GAAP financial measures 31 Year ended 30 June 2018 US$ million Amcor Bemis US GAAP net income attributable to Amcor Limited / Bemis Company Inc 575.2 109.2 Add: Net income (loss) attributable to non controlling interests 11.4 - US GAAP net income 586.6 109.2 Add: Income tax expense / (benefit) 118.8 (48.7) Add: Interest expense 210.0 76.6 Less: Interest income (13.1) - US GAAP EBIT 902.3 137.1 Add: Depreciation and amortisation 352.7 170.5 US GAAP EBITDA 1,255.0 307.6 Add: Material restructuring programs 14.4 66.6 Add: Impairments of equity method investments 36.5 - Add: Economic net investment hedging activities not qualifying for hedge accounting 83.9 - Add: Goodwill impairment charge 196.6 Adjusted US GAAP EBITDA 1,389.8 570.8 Adjusted US GAAP EBITDA (US billion rounded for slide 21) 1.4 0.6 Notes: References to PBIT and PBITDA historically used by Amcor are equivalent to references to EBIT and EBITDA as presented in the S-4. Descriptions of non-GAAP reconciling items can be found in Section 4.4 of the Scheme Booklet.